[CMD Letterhead]

March 4, 2009

Via Facsimile: 703-813-6985 and Via EDGAR

Mr. Gary Todd, Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Your letter Dated January 30, 2009 re
California Micro Devices Corporation
Form 10-K for the fiscal year ending March 31, 2008 Filed June 11, 2008 and
Form 8-K dated January 29, 2009 File No. 0-15449 (collectively the “Filings”)

Dear Mr. Todd:

Per my conversation yesterday with Kristin Lochhead of your office, I am writing this letter on behalf of California Micro Devices Corporation, a Delaware corporation (the “Company”), to supplement the letter I previously wrote you on February 13, 2009, on behalf of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Company.

The Company acknowledges that the Company is responsible for the adequacy of the disclosures in the Filings. The Company acknowledges that comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes the Company make to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings. The Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen M. Wurzburg
Stephen M. Wurzburg, Secretary

cc.	Kristin Lochhead, SEC Staff
Ruairi Regan, SEC Staff.
Kevin J. Berry, CFO, California Micro Devices